Ex99.104

DeFi Technologies Announces the Appointment of Russell Starr as Executive Chairman
TORONTO, July 20, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF) announces that it has appointed Russell Starr as Executive Chairman.

Mr. Starr, who was serving as the Head of Capital Markets for DeFi Technologies is an established CEO, entrepreneur and financier with deep capital markets and industry expertise. A trusted leader and advisor focused on forging meaningful, high stakes, high return business development connections. Mr. Starr is also a co-founder and part owner of Echelon Wealth Partners, a large Canadian investment dealer. After leaving Bay Street, Mr. Starr has held executive positions and board roles with numerous TSX and TSXV listed companies.

Russell Starr commented "I am extremely excited to be joining the board of DeFi Technologies as Executive Chairman. Being a part of such an accomplished team and working with people such as Diana Biggs, Wouter Witvoet and Johan Watterstrom is a tremendous honor. I look forward to helping this tremendous team build DeFi Technologies into the largest and most accomplished public decentralized finance company as the DeFi space continues to grow and build momentum."

Wouter Witvoek, CEO of DeFi Technologies commented "We are extremely fortunate to add Russell as the Executive Chairman at DeFi Technologies. His wealth of knowledge on capital markets and understated leadership will help guide our long-term strategic vision as DeFi Technologies continues to shape the industry."
About  DeFi Technologies Inc.:
DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector. For more information visit https://defi.tech/
Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the appointment of directors and officers of the Company; the decentralized finance industry and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.
THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

View original content to download multimedia: https://www.prnewswire.com/news-releases/defi-technologies-announces-the-appointment-of-russell-starr-as-executive-chairman-301336968.html SOURCE DeFi Technologies, Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2021/20/c1994.html
For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Veronica Welch, VEW Media, ronnie@vewpr.com
CO: DeFi Technologies, Inc. CNW 07:30e 20-JUL-21